HUMBL, INC.

600 B Street, Suite 300

San Diego, California 92101

April 11, 2022

Via EDGAR Correspondence

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Brian Fetterolf
Mara Ransom

Re:	HUMBL, Inc. (the “Company”)
Amendment No. 2 to Registration Statement on Form S-1
Filed February 11, 2022
File No. 333-261403

Ladies and Gentlemen:

We are in receipt of the staff’s comment letter dated March 17, 2022 on the above-referenced filing. We have addressed your comments by reproducing them below in bold italics and providing our responses immediately thereafter. We have filed Form S-1/A (Amendment No. 3) (“Amendment No. 3”) which, together with the responses set forth below, address the staff’s comments.

Amendment No. 2 on Registration Statement on Form S-1 filed February 11, 2022

General

1.	We note your response to comment 2 as well as your previous related responses. While we do not have any further comments at this time regarding your responses, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses, including any conclusions you have made, positions you have taken and practices you have engaged in with respect to this matter.

Response: We confirm that our understanding that the staff’s decision not to issue additional comments regarding our response to comment 2 concerning our NFT Marketplace is not interpreted by us to mean that you either agree or disagree with our responses, including any conclusions we have made, positions we have taken and practices we have engaged in with respect to this matter.

Brian Fetterolf

Mara Ransom

April 11, 2022

2.	Please revise your disclosure to describe in detail your internal processes for how you determine, or will determine as you expand your business, whether particular crypto assets (including NFTs) are securities within the meaning of the U.S. federal securities laws. Please also clarify that such processes are risk-based assessments made by the company and are not a legal standard or binding on any regulatory body or court. Further, please include a risk factor addressing the uncertainty of such assessments and the consequences of making an incorrect assessment or a regulatory body or court disagreeing with the company’s assessment. Finally, please address the potential regulatory risks under the U.S. federal securities laws if such crypto assets are determined to be securities, such as whether the company could become subject to regulation as a national securities exchange or as a broker-dealer under the Securities Exchange Act of 1934.

Response: We have revised our disclosure to describe our internal process for determining whether crypto assets are securities. We have also included a risk factor addressing risks relating to incorrect assessments regarding whether a given NFT is a security and regulation as a national securities exchange or broker-dealer.

See (a) the paragraph beginning with “We have policies and procedures to analyze whether each NFT listed on our platform could be deemed to be a “security” under applicable laws.” on Page 5; and (b) the Risk Factor “Whether a particular non-fungible token (NFT) or other crypto assets is a “security” in any relevant jurisdiction is subject to a high degree of uncertainty, and if we are unable to properly characterize an NFT or other crypto asset, we may be subject to regulatory scrutiny, inquiries, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.” on Page 19.

3.	We note that the current risk factor disclosure addresses the risks associated with NFTs or other crypto assets being characterized as securities. Please expand your risk factor disclosure to also address the risks associated with the company being deemed to be an issuer of securities in connection with its operation of the NFT marketplace, including the applicable regulatory risks of such characterization.

Response: We have expanded our risk factor to address the risks associated with our company being deemed to be an issuer of securities in connection with its operation of the NFT marketplace, including the applicable regulatory risks of such characterization.

See Risk Factor “Whether a particular non-fungible token (NFT) or other crypto assets is a “security” in any relevant jurisdiction is subject to a high degree of uncertainty, and if we are unable to properly characterize an NFT or other crypto asset, we may be subject to regulatory scrutiny, inquiries, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.” on Page 19.

Brian Fetterolf

Mara Ransom

April 11, 2022

4.	We note your disclosure that “[t]he public sale of securities may only be effected on securities exchanges that are registered with the SEC and pursuant to offerings registered with the SEC.” Please remove this statement as it is not accurate. In this regard, we note that the public sale of securities may be effected off-exchange and pursuant to an available exemption from the registration requirements of the Securities Act of 1933.

Response: We have removed the statement that “[t]he public sale of securities may only be effected on securities exchanges that are registered with the SEC and pursuant to offerings registered with the SEC.”

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Esq., estern@cm.law, (301) 910-2030. If you cannot reach him, please contact the undersigned at brian@humblpay.com.

Sincerely,

/s/ Brian Foote
Brian Foote, CEO

cc:	Ernest M. Stern, Esq. (w/encl.) Encl.